UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to

Commission file number 1-6035

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Name and address of principal executive
office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2004

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN

	By:	/s/ MARK W. SOPP
Mark W. Sopp
Chairperson, Administrative
Committee of The Titan Corporation
Consolidated Retirement Plan

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

All other schedules are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Trustee and Plan Administrator
The Titan Corporation Consolidated Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of The Titan Corporation Consolidated Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year), required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

San Diego, California
June 28, 2004

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments (Note 3)	$283,108,181	$194,193,766

Receivables:
Employer contributions	224,441	517,888
Employee contributions	11,572	570,685
Loan interest	22	8,255
Total receivables	236,035	1,096,828
Net assets available for benefits	$283,344,216	$195,290,594

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Contributions:
Employer	$10,065,541
Employee	22,208,129
Rollover	6,259,691
38,533,361

Investment income (loss):
Dividends	4,226,499
Interest	239,045
Net appreciation in fair value of investments (Note 3)	62,682,829
67,148,373
Net change in investments	105,681,734
Transfers in	142,428
Total additions	105,824,162

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	17,398,484
Administrative expenses	211,536
Transfers out	160,520
Total deductions	17,770,540
Net increase in net assets	88,053,622

Net assets available for benefits:
Beginning of year	195,290,594
End of year	$283,344,216

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003

(1)                     Plan Description and Related Information

General

The Titan Corporation (the Company) maintains The Titan Corporation Consolidated Retirement Plan (the Plan), which is both a profit-sharing plan and an employee stock ownership plan (ESOP). The Plan was originally effective May 1, 1984. Prior to January 1, 1999, the Plan was known as The Titan Corporation 401(k) Retirement Plan. The Plan was amended and restated in its entirety, effective as of January 1, 1999, and renamed The Titan Corporation Consolidated Retirement Plan to reflect the prior mergers of plans acquired by the Company into the Plan. There were two plans merged into the Plan during the year ended December 31, 2002: SenCom Corporation Savings and Retirement Plan and William C. Lindsey, Inc. dba LinCom Corporation 401(k) Profit Sharing Plan. Additionally, as a result of the distribution of the Company’s ownership of SureBeam Corporation (SureBeam) on August 5, 2002 (see Note 3), the plan assets of SureBeam employees were transferred out of the Plan and into the SureBeam Corporation 401(k) Plan and Trust during the year ended December 31, 2002. In previous years, Titan acquired companies whose retirement plans were terminated prior to the completion of the acquisitions. Participants of these companies who were actively employed by Titan were allowed to transfer their outstanding participant loans into the Plan. The transfer of these loans during 2003 is reflected as asset transfers in on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The purpose of the profit-sharing portion of the Plan is to provide a convenient way for eligible employees to save on a regular and long-term basis. The purpose of the ESOP portion of the Plan is to provide eligible employees with an opportunity to acquire and hold for long-term investment an ownership interest in the Company.

The Trustee of the Plan, which is responsible for the administration of the trust fund under the terms of a trust agreement, is T. Rowe Price Trust Company (Trustee). The Company is the Plan Administrator (Plan Administrator) and has full power to administer the Plan and apply all of its provisions on behalf of participating employees. The Plan Administrator has appointed a committee (the Committee) consisting of Company employees to perform these duties with respect to the operation of the Plan.

Eligible Employees

An eligible employee is any employee of the Company or participating affiliate, who is at least 21 years of age. This group excludes leased employees, employees covered by a collective bargaining agreement, nonresident aliens, employees designated on the Company’s employment records as temporary employees, and employees who have entered into agreements that make them ineligible. Temporary employees may become eligible employees after a six-month period of service.

Contributions

Participants may make tax deferred contributions of up to 30% of their annual compensation up to a maximum dollar amount established by the Internal Revenue Code (IRC). Participants age 50 and older may make catch-up contributions to a maximum dollar amount established by the IRC. Deferred contributions are matched by the employer based on the matching formula, as defined in the Plan document. The matching formula shall be determined by the Board of Directors (Board) (or the delegate of such Board) and disclosed prior to the commencement of the Plan year in which it is applied. If the Board or its delegate so determines, the matching formula may be a discretionary amount to be determined by the Board or its delegate after the end of the Plan year. This matching formula is different for each entity covered in the Plan.

Participants may specify that their deferral contributions be invested entirely in one fund or divided among the funds in multiples of whole percentages of their contributions. Participants may elect in which funds to invest 50% of the employer matching contribution. The remaining 50% of the employer matching contribution is generally invested in The Titan Corporation Common Stock. In accordance with a Plan amendment adopted in 2002, upon attaining two years of service, participants can diversify the assets of the employer matching portion of their account. Employer discretionary contributions are allocated to any of the 19 investment funds in multiples of whole percentages as directed by each participant. Participants may change their investment fund designation for investment of new contributions as well as for investment of the balance of their account in the Plan on a daily basis. Participants may elect at any time to suspend, change, or resume compensation deferrals, provided they make an election in the manner prescribed by the Committee.

In accordance with procedures approved by the Committee, a participant may contribute (rollover) to the Plan all or a portion due to the participant from another plan qualified under Section 401(a) of the IRC. The employer does not match rollover contributions.

In addition to matching contributions, the employer may elect to make an employer profit sharing contribution, as well as an ESOP contribution, and historically, ESOP contributions have been made in The Titan Corporation Common Stock. These discretionary contributions are allocated to participants employed on the last day of the Plan year generally based upon the ratio that each participant’s compensation from the contributing employer bears to the aggregate of all such participants’ compensation. A discretionary contribution of $175,000 for eligible employees of the Unidyne division, for which there is no employer matching contribution, is included in contributions for the year ended December 31, 2003. No ESOP contribution was made or declared for 2003 or 2002. Upon having 10 or more full years of service and attaining age 55, participants are given the election of diversifying 25% of the assets of the ESOP portion of their account reduced by the amount of prior elections. The election is offered annually during a six-year period ending in the year the participant attains age 60. During the last year of this period, the participant is given the opportunity to diversify an aggregate of up to 50% of their ESOP portion of their account reduced by the amount of prior elections.

Participant Accounts

Separate accounts are maintained in the name of each participant for deferred contributions, rollover contributions, prior voluntary contributions, employer matching contributions, employer discretionary contributions, employer nonelective contributions, ESOP contributions, and prior profit sharing plan contributions, if applicable. Each account is credited with contributions, adjusted for investment results and charged with withdrawals.

Vesting

Each participant’s deferred, prior voluntary, employer nonelective contributions and rollover contributions are fully vested as contributions are made. In general, employer matching and discretionary contributions vest in increments over the participant’s first five years of employment, after which full vesting occurs. The vesting schedule begins at 25% after two years of service and in 25% increments thereafter, until 100% vesting is achieved. Participants at the time of a Plan merger may be subject to grandfathered vesting schedules.

Termination of Employment Benefits and Forfeitures

If a participant’s employment is terminated for reasons other than retirement, disability, or death, benefits payable will be equal to the vested value of the participant’s accounts. The unvested portion in such case is deemed forfeited. Forfeited amounts are first used to restore forfeitures of reemployed participants, second to pay administrative expenses and third to reduce the amount of employer matching contributions. Forfeited amounts are generally invested in money market funds but may be invested in other investments, which may fluctuate in value. Forfeitures of employer contributions totaled $877,039 for the year ended December 31, 2003. During 2003, administrative expenses were paid using forfeitures totaling $211,536. Also, in 2003, employer contributions were reduced by $440,248 from forfeited nonvested accounts. As of December 31, 2003 and 2002, there was a balance of $1,516,147 and $1,335,249, respectively, remaining in the unallocated forfeiture accounts for future use.

Fund balances for employees that have been terminated and have requested payouts that are in various stages of processing and approval but not yet paid out are included in the statement of net assets available for benefits. Benefit payments will be reflected in the statement of changes in net assets available for benefits when actually paid.

Distributions and Withdrawals

Distributions are generally made upon termination of employment, including retirement, disability, or death. Benefits payable upon retirement or other termination are made as a single lump sum cash payment or, for those who have been grandfathered in the Plan, in substantially equal monthly installments, except for distributions from The Titan Corporation Common Stock which are made in either shares of The Titan Corporation Common Stock or cash as elected by the participant. Benefits payable upon death are made in a lump sum cash payment, except for distributions from The Titan Corporation Common Stock, which are distributed in cash or stock as elected by the beneficiary. When a participant terminates employment and the value of the vested portion of a participant’s account exceeds $5,000, the plan must receive the participant’s consent to the receipt of the distribution. If an inactive participant does not receive a distribution prior to reaching age 65, full distribution of the participant’s account shall be made upon reaching age 65.

Active participants under age 59 1/2 may withdraw the value of the deferred contributions account by providing written notice to the Committee, to the extent necessary to meet a financial hardship, as defined in accordance with the IRC. After withdrawal, six months must lapse before a participant may make additional deferred contributions.

Participant Loans

Participants may borrow from their fund accounts an amount not exceeding the lesser of: 1) $50,000 (reduced by the amount, if any, of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan is made), or 2) one-half the current value of the participant’s vested interest in his or her accounts, excluding ESOP funds. Repayment is made over a period not to exceed five years, or fifteen years if the loan is for the purchase of a participant’s principal residence. The loan must be repayable in substantially level payments, with payments generally in biweekly installments. Loans must be for a minimum one-year term and for a minimum of $1,000. Interest is charged based on the prime rate, as quoted in The Wall Street Journal, as of the first day of the month in which the loan is requested, plus 1%. At December 31, 2003, interest rates ranged from 4.64% to 11.02% on the participants’ loan balances, which mature through 2030. Participants at the time of a Plan merger may be subject to grandfathered loan terms.

Termination of Plan

The Company may elect to amend or terminate the Plan at any time. In the event of a Plan termination, the balance in each participant account becomes 100% vested. The Company has no intent to terminate the Plan at this time.

Investment and Administrative Expenses

Substantially all expenses incurred in connection with the administration of the Plan were paid by the forfeitures of the Plan. Brokerage fees relating to the purchase or sale of investments are added to the cost thereof or deducted from the proceeds thereof, respectively.

Concentration of Investment Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Included in the Plan’s net assets available for benefits at December 31, 2003 and 2002, are investments in The Titan Corporation Common Stock amounting to $55,919,092 and $26,449,923, respectively, whose value could be subject to change based upon market conditions (see Note 7).

(2)                     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are reported on the accrual basis of accounting.

Investment Valuation

Plan assets are invested with the Trustee which determines fair values based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at contract value, which approximates fair value. Investments in company stocks are valued at fair value based on the published closing prices on the New York Stock Exchange and NASDAQ Stock Market. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

(3)                     Investments

The following table presents investments in the Plan that were held by the Trustee. Single investments representing more than 5% of the Plan’s net assets as of December 31, 2003 and 2002 are separately identified.

	December 31,
	2003	2002
Investments at fair value:
Mutual funds:
PIMCO Total Return Fund, Admin Shares, 1,045,238 and 1,123,134 shares, respectively ^	$11,194,502	$11,983,845
T. Rowe Price Equity Index 500 Fund, 1,488,936 and 1,386,955 shares, respectively	44,593,619	32,829,214
T. Rowe Price Equity Income Fund, 1,147,388 and 1,079,504 shares, respectively	27,720,885	21,363,381
T. Rowe Price Summit Cash Reserves Fund, 14,667,739 and 14,583,298 shares, respectively	14,667,739	14,583,298
T. Rowe Price Mid-Cap Growth Fund, 378,185 and 260,699 shares, respectively ^^	16,224,153	8,092,117
Other	83,630,642	48,674,119
Total mutual funds	198,031,540	137,525,974

Common Collective Trusts:
T. Rowe Price Stable Value Fund, 25,138,721 and 21,231,942 shares, respectively	25,138,721	21,231,942

Common Stocks:
The Titan Corporation Common Stock, 2,563,920 and 2,543,262 shares, respectively*	55,919,092	26,449,923
SureBeam Corporation	224,967	5,567,277
Total common stocks	56,144,059	32,017,200
Cash	108,178	108,325
Participant loans	3,685,683	3,310,325
Total investments	$283,108,181	$194,193,766

*                 Includes non-participant directed funds.

^                  On December 31, 2003, this investment did not exceed 5% of the total net assets.

^^            On December 31, 2002, this investment did not exceed 5% of the total net assets.

During 2003, the Plan’s investments appreciated (depreciated) (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) in value by $62,682,829 as follows:

	Realized gain (loss)	Unrealized gain (loss)	Net appreciation (depreciation)
Mutual funds	$2,299,257	$31,651,437	$33,950,694
SureBeam Corporation Common Stock	(681,312)	(3,561,958)	(4,243,270)
The Titan Corporation Common Stock	4,780,027	28,195,378	32,975,405
	$6,397,972	$56,284,857	$62,682,829

In August 2002, the Company completed the tax-free distribution of SureBeam shares owned by the Company to the Company’s stockholders, including Plan participants, as of the record date of July 26, 2002. The ratio used for the purposes of determining the SureBeam dividend to be received by the Company’s common stockholders in connection with the tax-free spinoff of SureBeam was 0.6986. Upon the distribution, 1,651,716 shares of SureBeam common stock were added to the Plan’s assets. Participants are allowed to hold SureBeam shares in their accounts for a period of 18 months from the distribution date of August 5, 2002. At the end of this holding period, any remaining SureBeam shares will automatically be sold and reinvested according to each participant’s then authorized investment fund designation. See SureBeam subsequent event at Note 7.

(4)                     Non-participant Directed Investments

Generally, 50% of employer matching contributions as well as all ESOP contributions are invested in The Titan Corporation Common Stock. A summary of non-participant directed investments as of December 31, 2003 and 2002 is as follows:

	December 31
	2003	2002
Net assets – The Titan Corporation Common Stock	$12,027,625	$5,808,648

A summary of changes in non-participant directed investments for the year ended December 31, 2003 is as follows:

Contributions	$1,238,971
Net appreciation in fair value	6,556,966
Benefits paid	(426,719)
Administrative expenses	(522)
Participant forfeitures	(198,842)
Fund transfers	(864,880)
Plan transfer	(85,997)
$6,218,977

(5)                     Income Tax Status

The Plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although certain administrative and operational amendments have been made to the Plan since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)                     Related Party and Reportable Transactions

A significant portion of the Plan is invested in The Titan Corporation Common Stock and shares of mutual funds managed by the Trustee; therefore, purchases and sales of these investments qualify as party-in-interest transactions. During the year ended December 31, 2003, the Plan performed 34 purchase transactions of Titan common stock for an aggregate purchase price of $1,561,254.  Additionally, the Plan performed 179 sales transactions of Titan common stock for aggregate proceeds of $1,899,243, which resulted in a realized gain of $492,854. Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $10,400 for the year ended December 31, 2003.

Reportable transactions are transactions related to non-participant directed investments in excess of 5% of Plan assets, as defined under ERISA, as of the beginning of Plan year 2003.  There were no reportable transactions during the year ended December 31, 2003.

(7)                     Subsequent Events

On January 19, 2004, SureBeam voluntarily filed for bankruptcy relief under Chapter 7 of the United States Bankruptcy Code, and the company is not currently operational.  On February 9, 2004, the Plan disposed of its investment in SureBeam Corporation Common Stock and in connection there with, recorded a realized loss of approximately $210,000.

In September 2003, Titan entered into a definitive merger agreement with Lockheed Martin Corporation (Lockheed Martin). The agreement, as amended, contained several conditions required to be satisfied before the merger could be completed; moreover, either party could terminate the merger agreement if such conditions were not satisfied or waived and the merger was not completed by June 25, 2004. On June 24, 2004, Titan announced that it had been informed by Lockheed Martin that Lockheed Martin was unwilling to extend the June 25, 2004, date by which Titan must satisfy the conditions of the merger agreement. On June 26, 2004, Lockheed Martin  terminated the merger agreement with Titan because Titan had not satisfied all the closing conditions on or before June 25, 2004.

Since the announcement of the merger, Titan common stock had been trading near the announced price that Lockheed Martin agreed to pay per share, which was initially $22 per share, reduced to $20 per share in April 2004.   In the second quarter of 2003, the quarter immediately preceding the announcement of the merger, Titan common stock traded from a low of $6.80 per share to a high of $10.88 per share. On June 25, 2004, after the Titan announcement above, Titan common stock closed trading on the New York Stock Exchange at $14.53 per share.

Schedule I

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

(EIN 95-2588754)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost		(e) Current value
*/^	The Titan Corporation	The Titan Corporation Common Stock, 2,563,920 shares	$24,155,516		$55,919,092
*	SureBeam Corporation	SureBeam Corporation Common Stock, 937,364 shares		**	224,967
	Cash	Cash		**	108,178
	Janus	Janus Worldwide Fund, 132,954 shares		**	5,257,012
	Janus	Janus Mercury Fund, 268,840 shares		**	5,242,371
	PBHG	PBHG REIT Fund, 460,985 shares		**	4,789,638
	PIMCO	PIMCO High Yield Fund, Admin Shares, 342,259 shares		**	3,343,874
	PIMCO	PIMCO Total Return Fund, Admin Shares, 1,045,238 shares		**	11,194,502
*	T. Rowe Price	TRP Personal Strategy – Income Fund, 841,509 shares		**	11,671,729
*	T. Rowe Price	TRP Personal Strategy – Balanced Fund, 703,517 shares		**	11,622,099
*	T. Rowe Price	TRP Personal Strategy – Growth Fund, 255,667 shares		**	4,936,930
*	T. Rowe Price	TRP Extended Equity Market Index Fund, 807,674 shares		**	9,102,487
*	T. Rowe Price	TRP International Stock Fund, 587,979 shares		**	6,755,884
*	T. Rowe Price	TRP Small-Cap Value Fund, 407,470 shares		**	11,975,557
*	T. Rowe Price	TRP Equity Index 500 Fund, 1,488,936 shares		**	44,593,619
*	T. Rowe Price	TRP Science & Technology Fund, 395,914 shares		**	7,443,177
*	T. Rowe Price	TRP Mid-Cap Growth Fund, 378,185 shares		**	16,224,153
*	T. Rowe Price	TRP Equity Income Fund, 1,147,388 shares		**	27,720,885
*	T. Rowe Price	TRP Summit Cash Reserves Fund, 14,667,739 shares		**	14,667,739
*	T. Rowe Price	TRP Spectrum Growth Fund, 100,668 shares		**	1,489,884
*	T. Rowe Price	TRP Stable Value Fund, 25,138,721 shares		**	25,138,721
*	Participant loans	Interest rates range from 4.64% – 11.02%, maturities through 2030			3,685,683
					$283,108,181

*	Represents a party-in-interest as defined by ERISA.
**	Cost omitted for participant directed investments.
^	Includes non-participant directed funds.

See accompanying report of independent registered public accounting firm.

Index to Exhibit

Exhibit 23.	Consent of Independent Registered Public Accounting Firm